Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 23, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on August 23, 2007, entitled "Election of StatoilHydro board".

Election of StatoilHydro board

The corporate assembly of Statoil ASA (OSE: STL, NYSE: STO) has today, 23 August, elected the board of directors for StatoilHydro. The board becomes operative on 1 October when the merger between Statoil and Norsk Hydro's oil and gas business takes effect.

Eivind Reiten was elected as chair of the board with eight votes for and four against. Marit Arnstad was elected as deputy chair.
Elisabeth Grieg, Grace Reksten Skaugen, Kjell Bjørndalen, Roy Franklin and Kurt Anker Nielsen were elected as members of the board.
In line with the merger agreement between Statoil and Hydro, the shareholder-elected directors will have a term of office until 2010.

The employee-elected representatives on Statoil's present board, Lill-Heidi Bakkerud, Claus Clausen and Morten Svaan will also be employee directors in StatoilHydro. In addition, two representatives of the employees in Hydro, Ragnar Fritsvold and Geir Nilsen, will attend board meetings.

Contacts:
Anne Kathrine Slungård, leader of Statoil's corporate assembly, tel +47 48 24 88 75.

Ola Morten Aanestad, vice president media relations
+47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-4 (File No. 333-141445) and Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

STATOIL ASA (Registrant)
Dated: August 23, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer